SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 21, 2009

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** (a Wisconsin Corporation) 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8 K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a 12 under the Exchange Act (17 CFR 240.14a 12)

[ ] Pre commencement communications pursuant to Rule 14d 2(b) under the Exchange Act (17 CFR 240.14d 2(b))

[ ] Pre commencement communications pursuant to Rule 13e 4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 8.01. Other Events.

On August 21, 2009, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.3684 per share, payable on September 15, 2009, to shareholders of record as of September 1, 2009. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibit(s):
      Exhibit 99.1: Press release of MGE Energy, Inc., issued on August 21, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: August 21, 2009   /s/ Jeffrey C. Newman
                               Jeffrey C. Newman
                               Vice President, Chief Financial Officer,
                               Secretary and Treasurer

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated August 21, 2009

Exhibit 99.1: Press release of MGE Energy, Inc., issued on August 21, 2009.

EXHIBIT 99.1

News

MGE Energy Increases Dividend for 34th Consecutive Year

Company has paid cash dividends for more than 100 years

Madison, Wis., Aug. 21, 2009—The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend to $0.3684 per share on the company's common stock. The dividend is payable Sept. 15, 2009, to shareholders of record Sept. 1, 2009. With this increase, the new dividend is equivalent to an annual rate of $1.4736 per share.

"MGE Energy is one of only 58 U.S. companies that have paid annual dividends for more than 100 years," said Gary J. Wolter, MGE Energy's chairman, president and CEO.

The company has increased its dividends annually for the past 34 years. MGE Energy is listed as a "Dividend Achiever" by Mergent, Inc., a financial information publisher for more than a century. Just 10% of all dividend-paying companies meet the Mergent test of increasing dividends annually for at least 10 years.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 137,000 customers in Dane County, Wis., and purchases and distributes natural gas to 141,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
skraus@mge.com